SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 333-96595

NOTIFICATION OF LATE FILING

(Check One):     ☒  Form 10-K     ☐  Form 11-K     ☐  Form 20-F     ☐  Form 10-Q     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended: December 31, 2003

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I. Registrant Information

MONY HOLDINGS, LLC

_____________________________________________________________________________________________

Full name of registrant:

_____________________________________________________________________________________________

Former name if applicable

c/o MONY Life Insurance Company, 1740 Broadway

_____________________________________________________________________________________________

Address of principal executive office (Street and number)

New York, New York 10019

_____________________________________________________________________________________________

City, State and Zip Code

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant had delivered a no-action request to the Commission seeking relief from its 2003 Form 10-K filing obligation in connection with registrant’s Form 15 filing. Registrant recently learned that it would not be granted the requested relief. Among other duties, the MONY accounting department is responsible for preparing the financial statements and related disclosure for three SEC reporting companies: The MONY Group Inc., MONY Life Insurance Company of America and the registrant. The MONY accounting department has experienced greater than normal demands during the current reporting season, due in large part to the accelerated Form 10-K filing requirement for The MONY Group Inc. and the unexpected obligation to prepare and file the registrant’s 2003 Form 10-K. Under these circumstances, it was not possible for the registrant to complete the preparation of the requisite financial statements and arrange the completion of the requisite audit without unreasonable effort or expense.

Part IV. Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Daniel J. Gallagher	(212)	708-2232
(Name)	(Area Code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MONY HOLDINGS, LLC

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2003	MONY HOLDINGS, LLC

	By:	The MONY Group Inc., a Delaware corporation, As its sole Member

	By:	/s/ Richard Daddario

Executive Vice President & Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 20a1 or Rule 202 of Regulation S-T or apply for an adjustment in the filing date pursuant to Rule 13(b) of Regulation S-T.